UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2004

FIAT S.p.A.

Via Nizza 250

Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT S.p.A.: Clarification on newspaper reports

SIGNATURES

FIAT S.p.A.: Clarification on newspaper reports

With reference to news published today by an Italian financial weekly regarding the “put option” with GM, Fiat wishes to make the following clarification.

The story is pure, groundless speculation. No decision has been taken regarding the “put”, which, as is known, can be excercised from 24 January 2005 to 24 July 2010.

The business relationship between Fiat and GM continues regularly. On December 14, the last of this year’s Steering Committee meetings will take place in order to review the on-going progress of the joint-ventures.

November 11, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2004

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney